1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

June 30, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc.
Post-Effective Amendment No. 77 under the Securities Act of 1933 and Amendment No. 78 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File No. 002-74452 and File No. 811-03290)

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 77 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Money Market V.I. Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to make certain changes to the Fund’s investment process, investment strategies and investment risks, as noted in a Supplement to the Fund’s Prospectus filed on June 1, 2015. In addition, we note that the BlackRock Money Market V.I. Fund will be renamed the BlackRock Government Money Market V.I. Fund.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (202) 303-1285.

Very truly yours,

/s/ Anne C. Choe
Anne C. Choe

Enclosures

cc:	Ben Archibald, Esq.
Elliot J. Gluck, Esq.

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